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                     January 8, 2024

       Anthony Marone
       Chief Financial Officer and Treasurer
       Blackstone Real Estate Income Trust, Inc.
       345 Park Avenue
       New York, NY 10154

                                                        Re: Blackstone Real
Estate Income Trust, Inc.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            File No. 000-55931

       Dear Anthony Marone:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction